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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



Application/Declaration                            CERTIFICATE PURSUANT TO RULE
of Northeast Utilities                             24 UNDER THE PUBLIC UTILITY
on Form U-1 File                                   HOLDING COMPANY ACT OF 1935
No. 70-10033



         Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU") certifies that, as described in the Application/Declaration on Form U-1 in File No. 70-10033 (the "Application"), which was allowed to become effective by order of the Commission in Pubic Utility Holding Company Act Release No. 35-27555 (July 30, 2002) (the "Order"), on July 31, 2002 Vermont Yankee Nuclear Power Corporation and Entergy Nuclear Vermont Yankee, LLC consummated the transaction contemplated by the Purchase and Sale Agreement dated as of August 15, 2001. NU further certifies that such transaction has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the Order. Attached hereto as Exhibit F-2 are the "past tense" opinions of counsel to NU and Vermont Yankee Nuclear Power Corporation.



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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                                     NORTHEAST UTILITIES

                                     By /s/ John B. Keane
                                        ----------------------------------------
                                        Name: John B. Keane
                                        Title: Vice President-Administration
                                               of Northeast Utilities Service
                                               Company, as Agent for Northeast
                                               Utilities


                                     VERMONT YANKEE NUCLEAR POWER CORPORATION

                                     By /s/ Bruce W. Wiggett
                                        ----------------------------------------
                                        Name: Bruce W. Wiggett
                                        Title: Senior Vice President of Finance
                                               and Administration


Dated: August 5, 2002


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